Exhibit 99.1

Regulated and inside information1

Anheuser-Busch InBev Reports

Third Quarter and Nine Month 2020 Results

“Our third quarter results reflect our fundamental strengths as the world’s leading brewer and the resilience of the global beer category. We delivered a strong and balanced top-line performance by quickly adapting to meet the evolving needs of our customers and our consumers. In an ongoing volatile and uncertain environment, we remain focused on being part of the solution by prioritizing the health and well-being of our people, communities and customers.” – Carlos Brito, CEO

KEY FIGURES

•	Revenue: Revenue grew by 4.0% in 3Q20, positively impacted by a healthy volume performance and revenue per hl growth of 2.3%. In 9M20, revenue declined by 6.8% with revenue per hl growth of 1.6%.

•

Volume: Total volumes grew by 1.9% in 3Q20, with own beer volumes up by 2.6% and non-beer volumes down by 2.5%. In 9M20, total volumes declined by 8.2%, with own beer volumes down by 8.3% and non-beer volumes down by 5.9%.

•

Global Brands: Combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 6.8% globally and by 8.1% outside of their respective home markets in 3Q20. In 9M20, the combined revenues of our global brands declined by 7.2% globally and by 7.5% outside of their respective home markets.

•

Cost of Sales (CoS): CoS increased by 9.6% in 3Q20 and by 8.3% on a per hl basis, driven primarily by supply chain adjustments implemented to meet evolving demand. In 9M20, CoS increased by 1.4% and increased by 10.8% on a per hl basis.

•

EBITDA: EBITDA of 4 892 million USD represents a decrease of 0.8% in 3Q20, with EBITDA margin contraction of 188 bps to 38.2%. In 9M20, EBITDA declined by 16.7% to 12 254 million USD and EBITDA margin contracted by 432 bps to 35.9%.

•

Net finance results: Net finance costs (excluding non-recurring net finance results) were 1 333 million USD in 3Q20 compared to 677 million USD in 3Q19. Net finance costs were 5 537 million USD in 9M20 compared to 2 047 million USD in 9M19. The increase in 9M20 was primarily driven by a mark-to-market loss of 1 747 million USD linked to the hedging of our share-based payment programs compared to a gain of 1 672 million USD in 9M19, resulting in a swing of 3 419 million USD.

•

Income taxes: Normalized effective tax rate (ETR) increased from 22.6% in 3Q19 to 26.2% in 3Q20. Excluding the impact of gains and losses relating to the hedging of our share-based payment programs, our normalized ETR was 26.0% in 3Q20 compared to 26.8% in 3Q19. Normalized ETR increased from 22.8% in 9M19 to 37.2% in 9M20 and, excluding the impact of gains and losses relating to the hedging of our share-based payment programs, normalized ETR decreased from 27.2% in 9M19 to 24.3% in 9M20.

•	Non-recurring items: Normalized EBIT excludes negative non-recurring items of 92 million USD in 3Q20 and 969 million USD in 9M20.

[1]

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. Except where otherwise stated, the comments below are based on organic growth figures and refer to 3Q20 versus the same period of last year.

For important disclaimers please refer to pages 15 and 16.

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•

Profit: Normalized profit attributable to equity holders of AB InBev was 1 578 million USD in 3Q20 compared to 2 412 million USD in 3Q19 and was 1 654 million USD in 9M20 versus 7 125 million USD in 9M19. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 601 million USD in 3Q20 compared to 1 870 million USD in 3Q19, and was 3 407 million USD in 9M20 compared to 5 462 million USD in 9M19.

•

Earnings per share (EPS): Normalized EPS in 3Q20 was 0.79 USD, a decrease from 1.22 USD in 3Q19. Normalized EPS in 9M20 was 0.83 USD, a decrease from 3.59 USD in 9M19. Underlying EPS (normalized EPS excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.80 USD in 3Q20, a decrease from 0.94 USD in 3Q19, and was 1.71 USD in 9M20, a decrease from 2.76 USD in 9M19.

•

Interim Dividend: While our business is delivering improving results, we continue to face uncertainty and volatility arising from the COVID-19 pandemic. In that context, our Board determined that it would be prudent and in the best interest of the Company to forgo the interim 2020 dividend payment. This decision is consistent with our financial discipline and prioritizes our deleveraging commitments, which have been impacted by the COVID-19 pandemic. The Board’s proposal with respect to a full year 2020 dividend will be announced with our FY20 results on 25 February 2021.

MANAGEMENT COMMENTS

Delivering Strong Results in a Challenging Environment

Our third quarter results reflected our fundamental strengths as a company and the ongoing resilience of the global beer category. Revenue grew by 4.0% in 3Q20, with a healthy balance of total volume growth of 1.9% and revenue per hl growth of 2.3%. Top-line growth was offset by higher CoS as we rapidly adjusted our supply chain to meet evolving demand, resulting in a slight EBITDA decline of 0.8% with margin contraction of 188 bps to 38.2%.

•

Successful commercial strategy executed with a best-in-class brand portfolio: Our global brands and High End Company outperformed this quarter, with the global brand portfolio revenue increasing by 8.1% (outside of the brands’ home markets) and the High End Company revenue up by 6.5%, demonstrating the continued strength of the premiumization trend. We also improved our performance in our core portfolio, as consumers gravitated toward established brands that they know and trust. Growth was further enhanced by highly successful innovations, including Brahma Duplo Malte in Brazil and Bud Light Seltzer in the US.

•

A relentless commitment to operational excellence and agility driving market share gains: With a best-in-class global supply chain and unparalleled scale, we are exceling with our customers in service level and product availability. We gained market share in the majority of our key markets this quarter by combining the strength of our operations with a winning commercial strategy and unrivaled brand portfolio.

•

Confidence in the resilience of our business and the global beer category: Consumers quickly adjusted to the new reality by shifting to in-home consumption occasions, increasing adoption of the e-commerce channel and finding new ways to connect with others. Our teams pivoted quickly to meet these evolving consumer needs, resulting in beer volume growth of 2.6% even in the context of ongoing global on-premise restrictions.

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Committed to Deleveraging while Proactively Managing our Debt Portfolio

We continue to exercise financial discipline and support the long-term growth of our business by proactively managing the factors within our influence.

•

Forgoing the 2020 interim dividend payment to prioritize deleveraging commitments: While our business is delivering improving results, we continue to face uncertainty and volatility arising from the COVID-19 pandemic. In that context, our Board determined that it would be prudent and in the best interest of the Company to forgo the interim 2020 dividend payment. This decision is consistent with our financial discipline and prioritizes our deleveraging commitments, which have been impacted by the COVID-19 pandemic. The Board’s proposal with respect to a full year 2020 dividend will be announced with our FY20 results on 25 February 2021.

•

Proactive measures significantly reduced upcoming liabilities: Since 30 June 2020, we successfully redeemed approximately 11.4 billion USD of near-term debt through a combination of tender and make-whole exercises while extending the weighted average maturity of our bond portfolio.

Scaling New Digital Capabilities to Create Value for Customers and Consumers

We are seeing a rapid acceleration in trends such as online B2B platforms, e-commerce and digital marketing. We have been investing in these capabilities for many years, as we advance toward being a truly customer- and consumer-centric organization.

•

Digitizing our relationships with our customers: By establishing a digital connection through our proprietary B2B platform, BEES, we are providing our customers with convenience, seamless communication and, most importantly, enhanced business performance. We are expanding the platform to more markets and seeing rapid adoption, with our number of global B2B users increasing by nearly 40% in the quarter.

•

Consistent investments in e-commerce platforms are positioning us to lead online beer sales: Our direct-to-consumer initiatives offer convenience and leverage valuable data that allows us to stay one step ahead of emerging trends. Proprietary platforms and our third-party partnerships both rapidly accelerated over the past several months, establishing our e-commerce leadership in key markets. In Brazil, Zé Delivery uses technology to connect existing retail networks to consumers and continues to gain traction. It is now present in all 27 Brazilian states and saw a significant acceleration in the number of orders completed in 3Q20.

•

Finding new ways for our brands to connect with consumers: With our in-house agency, draftLine, we are building and delivering consumer-first marketing executions. The agility of draftLine has proven key to our business in the changing COVID-19 environment. In the UK, we leveraged PerfectDraft, our all-in-one appliance that serves fresh draught beer at home. PerfectDraft and draftLine identified an opportunity to celebrate Oktoberfest at home following its cancellation. Together, they successfully developed, launched, and optimized a full digital, outdoor and TV campaign. This more than quadrupled the growth rate of home draught machine sales versus last year during the campaign, highlighting the benefits of owning the insights and creative process internally.

Fundamental Strengths Position Us Favorably for a Strong Recovery

While we expect our performance in the second half of this year to be better than the first, the environment remains volatile and uncertain, especially as some governments are renewing restrictions in several markets. We will leverage the fundamental strengths of our company – our diverse geographic footprint with access to high-growth regions, our clear commercial strategy, the world’s most valuable portfolio of beer brands, industry-leading profitability and, most importantly, our talented team of true owners – to continue our momentum in this fast-changing environment and drive the business forward toward a strong recovery.

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Figure 1. Consolidated performance (million USD)

	3Q19	3Q20	Organic growth
Total Volumes (thousand hls)	143 417	146 612	1.9%
AB InBev own beer	127 254	130 734	2.6%
Non-beer volumes	15 227	14 854	-2.5%
Third party products	936	1 023	-16.3%
Revenue	13 172	12 816	4.0%
Gross profit	8 032	7 561	0.4%
Gross margin	61.0%	59.0%	-212 bps
Normalized EBITDA	5 291	4 892	-0.8%
Normalized EBITDA margin	40.2%	38.2%	-188 bps
Normalized EBIT	4 114	3 754	-2.2%
Normalized EBIT margin	31.2%	29.3%	-188 bps
Profit from continuing operations attributable to equity holders of AB InBev	2 930	1 039
Profit attributable to equity holders of AB InBev	3 003	1 039
Normalized profit attributable to equity holders of AB InBev	2 412	1 578
Underlying profit attributable to equity holders of AB InBev	1 870	1 601
Earnings per share (USD)	1.51	0.52
Normalized earnings per share (USD)	1.22	0.79
Underlying earnings per share (USD)	0.94	0.80

	9M19	9M20	Organic growth
Total Volumes (thousand hls)	419 448	386 189	-8.2%
AB InBev own beer	371 398	341 028	-8.3%
Non-beer volumes	45 126	42 432	-5.9%
Third party products	2 924	2 730	-19.3%
Revenue	38 994	34 114	-6.8%
Gross profit	23 902	19 762	-11.9%
Gross margin	61.3%	57.9%	-338 bps
Normalized EBITDA	15 735	12 254	-16.7%
Normalized EBITDA margin	40.4%	35.9%	-432 bps
Normalized EBIT	12 293	8 856	-23.1%
Normalized EBIT margin	31.5%	26.0%	-554 bps
Profit from continuing operations attributable to equity holders of AB InBev	8 748	-2 916
Profit attributable to equity holders of AB InBev	9 058	-860
Normalized profit attributable to equity holders of AB InBev	7 125	1 654
Underlying profit attributable to equity holders of AB InBev	5 462	3 407
Earnings per share (USD)	4.57	-0.43
Normalized earnings per share (USD)	3.59	0.83
Underlying earnings per share (USD)	2.76	1.71

Figure 2. Volumes (thousand hls)

	3Q19	Scope	Organic growth	3Q20	Organic growth
					Total Volume	Own beer volume
North America	29 009	85	436	29 530	1.5%	1.5%
Middle Americas	33 272	286	-1 104	32 454	-3.3%	-2.1%
South America	31 599	32	4 641	36 272	14.7%	20.0%
EMEA	21 807	-10	-1 419	20 378	-6.5%	-6.3%
Asia Pacific	27 498	26	135	27 659	0.5%	0.5%
Global Export and Holding Companies	231	-16	102	317	51.0%	48.7%
AB InBev Worldwide	143 417	404	2 791	146 612	1.9%	2.6%

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	9M19	Scope	Organic growth	9M20	Organic growth
					Total Volume	Own beer volume
North America	82 644	211	-1 349	81 506	-1.6%	-1.6%
Middle Americas	97 994	864	-14 546	84 313	-14.7%	-16.0%
South America	98 455	47	553	99 055	0.6%	2.2%
EMEA	62 022	-81	-8 011	53 930	-12.9%	-12.7%
Asia Pacific	77 687	4	-10 987	66 705	-14.1%	-14.3%
Global Export and Holding Companies	647	-26	60	681	10.1%	7.9%
AB InBev Worldwide	419 448	1 019	-34 278	386 189	-8.2%	-8.3%

KEY MARKET PERFORMANCES

United States

Strong top and bottom line growth driven by the consistent implementation of our commercial strategy

Our business in the US delivered a strong quarter, driven by consistent execution of our consumer-focused commercial strategy that is centered on driving innovation and rebalancing our portfolio toward growing segments. We estimate that we gained 25 bps of market share in 3Q20 as our sales-to-retailers (STRs) grew by 1.4%, outperforming the industry that was up by 0.8%. Our planning and advanced analytics capabilities enabled us to effectively supply and serve retailers and consumers even in the face of overall industry supply chain challenges. Our sales-to-wholesalers (STWs) increased 1.0% and total revenue grew by 4.5%. Revenue per hl was up 3.5% driven by revenue management initiatives and favorable brand mix, enhanced by the strong performance of our seltzer brands during the summer.

Our above core portfolio delivered an estimated market share gain of 145 bps in 3Q20, fueled by the continued growth of Bud Light Seltzer and Michelob Ultra. Michelob Ultra accelerated in 3Q20 and remains the second-highest selling beer by dollars in the US after Bud Light, according to IRI. In addition, our portfolio of seltzers grew at double the rate of the industry. Our mainstream brands lost an estimated 120 bps of total market share as consumers continue to trade up to more premium brands, though within the mainstream segment we estimate we increased our share by 15 bps.

Our EBITDA increased by 7.5% with margin expansion of 118 bps to 42.2% driven by the healthy top-line results, operational leverage and ongoing cost efficiencies.

In 9M20, our STRs increased by 0.2% in an industry that we estimate was up 0.3%, resulting in an estimated market share decline of 5 bps. Our STWs declined by 2.1% and revenue per hl grew by 2.2%, resulting in revenue growth of 0.1%. EBITDA increased by 1.6% with margin expansion of 62 bps to 41.0%.

Mexico

Strong top and bottom line growth with broad-based gains across the portfolio

Mexico delivered a strong performance in the quarter, recovering quickly from restrictions implemented in 2Q20. Revenue grew by double-digits with a balanced contribution from volume and revenue per hl. Volumes grew by mid-single digits and outperformed the industry. Revenue per hl was up by mid-single digits, ahead of inflation, driven by revenue management initiatives and positive category and brand mix. EBITDA increased by high teens with solid margin expansion, driven by top-line growth and enhanced by cost efficiencies.

Volume strength was broad-based across our portfolio. Our core brands outperformed the market, driven by Corona and Victoria. Victoria was further supported by our innovation Vicky Chamoy, which was launched earlier this year and appeals to the local culture of flavor combinations. We delivered particularly strong double-digit growth in the above core segment, led by the Modelo Family. We are also enhancing our portfolio in the above core segment with innovations like Pacifico Suave, an easy-drinking lager.

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We remain focused on advancing our commercial expansion into new channels across the country. We are quickly gaining fair share of shelf space in the approximately 7 700 OXXO stores in which our products are currently present. In addition, we opened nearly 200 new Modelorama stores this quarter as part of our rapidly growing direct-to-consumer platform.

In 9M20, revenue declined by mid-single digits, as a volume decline of approximately 10% was partially offset by mid-single digit revenue per hl growth. EBITDA declined by mid-single digits with slight margin contraction.

Colombia

Volume trends improved as restrictions began to ease

Our performance in Colombia was adversely impacted by stay-at-home restrictions, which began to ease in August. Total volumes declined by high single digits (beer down mid-single digits, non-beer down low teens). Our volume trends improved throughout the quarter as restrictions were gradually eased, leading to a strong comeback in September with monthly volumes in line with last year. Revenue declined by high single digits with flattish revenue per hl, as negative channel mix was fully offset by revenue management initiatives and brand mix, led by the double-digit growth of our global brands. EBITDA declined by high teens with over 650 bps of margin contraction, driven by transactional currency and commodity headwinds, operational deleverage and adverse packaging mix, partially offset by cost efficiencies.

We remain focused on enhancing the beer category by leveraging the category expansion framework and driving innovation with brands such as Costeña Bacana, which brings a new and refreshing beer to complement our strong portfolio of core brands, led by Aguila and Poker. We continue to expand our presence in the growing premium segment and we are further strengthening our portfolio with the launch of Beck’s. Additionally, our teams are working closely with customers and local governments to support a safe recovery of the on-premise channel.

In 9M20, total volumes declined by mid-teens, (beer down mid-teens, non-beer down low teens). Revenue declined by mid-teens, with a low single digit decline in revenue per hl. EBITDA declined by double-digits with approximately 500 bps of margin contraction.

Brazil

Beer volume growth of more than 25%, enhanced by a successful commercial strategy

We saw a very healthy performance of our beer business in Brazil in the third quarter, with volumes up by 25.4%. We estimate we meaningfully outperformed the industry, due to successful implementation of our commercial strategy: (i) resilience of the core, (ii) success of our innovations, particularly Brahma Duplo Malte, (iii) accelerated growth of our premium portfolio, (iv) operational excellence and improved service level across the country. We are encouraged by the ongoing resilience of consumer demand for beer, with government subsidies also helping to support consumer disposable income.

Our non-beer volumes grew by 4.3% in the quarter as we saw a return of consumption occasions, particularly in the premium segment.

The combined businesses delivered volume growth of 19.8% and total revenue growth of 21.4% in the quarter. Revenue per hl increased by 1.3%, due primarily to revenue management initiatives and category mix, partially offset by unfavorable channel and geographic mix. EBITDA grew by 6.4%, with margin contraction of 467 bps to 33.1%, impacted by transactional currency headwinds and adverse packaging mix, with a continued year-over-year increase of one-way packaging, particularly cans. Additionally, the growth of can volumes has exceeded our expectations and resulted in additional expenses related to underhedged costs, primarily FX and aluminum.

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In 9M20, our volumes grew by 1.5%, with beer volumes up 3.0% and non-beer volumes down 3.0%. Revenue grew by 1.1%, with a revenue per hl decline of 0.5%. EBITDA declined by 17.0% with margin compression of 700 bps to 32.2%.

Europe

Healthy growth led by premiumization, though renewed restrictions give us caution into year-end

Our business in Europe delivered a healthy performance this quarter with revenue growth of mid-single digits, supported by the continued strength of our brands in the off-premise channel and the gradual re-opening of the on-premise channel. We delivered volume and revenue per hl growth of low single digits, as we offset the dilutive effect of the channel mix shift with effective revenue management initiatives and favorable brand mix. Our global brand portfolio grew by high single digits, as premiumization continued to accelerate across the region.

The healthy top-line, coupled with cost efficiencies, drove an EBITDA increase of mid-single digits and margin expansion.

In 9M20, revenue declined by high single digits, driven by a volume decline of mid-single digits and a revenue per hl decline of low single digits, leading to a double-digit EBITDA decline.

We are encouraged by the performance of our business in the third quarter, while remaining cautious as we are now seeing renewed COVID-19 restrictions across Europe.

South Africa

Consumer demand remains strong, though results were impacted by the one month ban on alcohol sales

Our business in South Africa was significantly impacted by the second outright ban on the sale of alcohol beverages from mid-July to mid-August, resulting in volume and revenue declines of nearly 25% in 3Q20. We observed robust consumer demand once the government lifted the ban with volume growth resuming in September.

Revenue per hl was flattish as revenue management initiatives were largely offset by mix impacts as consumers shifted to more affordable brands and bulk returnable packages. This trend benefitted our core portfolio, particularly Castle Lager and Carling Black Label. Our flavored alcohol beverages, Brutal Fruit and Flying Fish, also outperformed this quarter, reinforcing the advantage of our diverse brand portfolio to meet consumer needs across styles and price points. EBITDA declined with considerable margin contraction, driven by operational deleverage from the month-long outright ban, partially offset by cost-savings initiatives.

In 9M20, volume and revenue declined by nearly 30%, leading to a significant EBITDA decline and margin contraction.

China

Growth driven by premium and super premium portfolio and success in the in-home and e-commerce channels

We delivered volume growth of 3.1% in China this quarter, supported by the ongoing recovery of the market, particularly in the on-premise channel. Our super premium brands grew by double-digits, and our premium brands, led by Budweiser, increased by high single digits this quarter supported by a favorable comparable. Our e-commerce business continued to grow by double-digits, and we grew the most market share among brewers in the increasingly relevant in-home channel, according to Nielsen. Revenue grew by 4.8%, with revenue per hl up by 1.6% on top of a challenging comparable, driven by the improving channel mix and continued premiumization. EBITDA grew by 6.6%, expanding EBITDA margin to 37.6%.

In 9M20, volumes declined by 12.0% and revenue per hl declined by 1.8%, resulting in a total revenue decline of 13.5%. EBITDA declined by 22.7% with an EBITDA margin of 35.2%.

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Highlights from our other markets

Our business in Canada performed well in the quarter. Top-line grew by mid-single digits, driven by a strong volume performance ahead of the industry and a favorable comparable, partially offset by a slight revenue per hl decline due to channel mix shift. Consistent execution of our commercial strategy is driving an improved performance, led by gains in the premium segment, particularly from brands such as Corona, Michelob Ultra and our beyond beer portfolio.

In Peru, we delivered a sequential improvement in volumes and revenue versus the second quarter. However, our business remained under pressure due to continued stay-at-home restrictions, resulting in double-digit volume and revenue declines. We continue to focus on enhancing the beer category by leveraging the category expansion framework. Golden, our innovation in the smart affordability segment, continues to gain traction, and we recently announced that we are supporting economic revitalization by sourcing our maize for Golden from local farmers. On the other side of the price spectrum, we are advancing premiumization in the market through our global brand portfolio.

In Ecuador, our volumes and revenue were once again impacted by the COVID-19 pandemic and associated government restrictions. As restrictions were gradually lifted in September, we recovered rapidly and delivered slight volume growth in the month. We continue to focus on enhancing the beer category by leveraging the category expansion framework. Our local crop innovation in the smart affordability segment, Nuestra Siembra, is delivering incremental volume to the category while supporting thousands of farmers in the country. Additionally, premiumization continues to advance as our premium and super-premium brands outperformed the market in the quarter and we continue to invest in the development of our portfolio.

In Argentina, we leveraged our scale, operational excellence and diverse brand portfolio to deliver flattish volumes in the quarter, even in the context of a challenging consumer environment. Revenue per hl and revenue grew by double-digits in a highly inflationary environment, although revenue management initiatives continue to be constrained by government price controls across the food and beverage industries. Our above core portfolio grew by double-digits, led by Corona and Andes Origen, and we expanded consumer occasions through recent innovations such as an organic beer called Sendero Sur, a canned wine called Blasfemia and Quilmes 0.0, the latest addition to our non-alcohol beer portfolio. Additionally, we continue to advance the digital transformation of our business with our direct-to-consumer initiatives.

In Africa excluding South Africa, the majority of our markets demonstrated ongoing resilience and continued recovery from the second quarter. We delivered healthy volume growth in Mozambique, Uganda and Zambia, though volumes declined in Tanzania. In Nigeria, we delivered double-digit volume growth as COVID-19 restrictions continued to ease. We are seeing success in the market from investments made in enhancing our brand portfolio and advancing our route-to-market capabilities.

We faced a challenging operating environment in South Korea in the third quarter, due to another COVID-19 outbreak that severely impacted consumer confidence and resulted in significant restrictions on the on-premise channel. However, our volumes returned to growth year-over-year, driven by a favorable comparable in 3Q19. Total revenue and revenue per hl grew by mid-single digits, driven by channel mix and the benefit of the excise tax reform implemented earlier this year. We continued to lead the premium segment with three of the top five premium brands in the country.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)

	3Q19	3Q20	Organic growth
Revenue	13 172	12 816	4.0%
Cost of sales	-5 140	-5 256	-9.6%
Gross profit	8 032	7 561	0.4%
SG&A	-4 193	-3 942	-0.1%
Other operating income/(expenses)	275	135	-43.4%
Normalized profit from operations (normalized EBIT)	4 114	3 754	-2.2%
Non-recurring items above EBIT	-55	-92
Net finance income/(cost)	-677	-1 333
Non-recurring net finance income/(cost)	581	-482
Share of results of associates	31	48
Income tax expense	-768	-610
Profit from continuing operations	3 226	1 284
Discontinued operations results (recurring and non-recurring)	73	—
Profit	3 299	1 284
Profit attributable to non-controlling interest	296	244
Profit attributable to equity holders of AB InBev	3 003	1 039
Normalized EBITDA	5 291	4 892	-0.8%
Normalized profit attributable to equity holders of AB InBev	2 412	1 578

	9M19	9M20	Organic growth
Revenue	38 994	34 114	-6.8%
Cost of sales	-15 092	-14 352	-1.4%
Gross profit	23 902	19 762	-11.9%
SG&A	-12 272	-11 199	2.7%
Other operating income/(expenses)	663	293	-50.9%
Normalized profit from operations (normalized EBIT)	12 293	8 856	-23.1%
Non-recurring items above EBIT	-158	-2 888
Net finance income/(cost)	-2 047	-5 537
Non-recurring net finance income/(cost)	1 781	-1 870
Share of results of associates	94	81
Income tax expense	-2 332	-1 102
Profit from continuing operations	9 631	-2 460
Discontinued operations results (recurring and non-recurring)	310	2 055
Profit	9 941	-405
Profit attributable to non-controlling interest	883	455
Profit attributable to equity holders of AB InBev	9 058	-860
Normalized EBITDA	15 735	12 254	-16.7%
Normalized profit attributable to equity holders of AB InBev	7 125	1 654

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Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT from continuing and discontinued operations (million USD)

	3Q19	3Q20	9M19	9M20
Impairment of Goodwill	—	—	—	-2 500
COVID-19 costs	—	-54	—	-132
Restructuring	-30	-37	-86	-97
Business and asset disposal (including impairment losses)	-7	-1	-31	-155
Acquisition costs / Business combinations	-12	—	-35	-4
Cost related to public offering of minority stake in Budweiser APAC	-6	—	-6	—
Non-recurring in profit from operations	-55	-92	-158	-2 888
Gain on disposal of Australia (in discontinued operations results)	—	—	—	1 919
Total non-recurring items in EBIT	-55	-92	-158	-969

EBIT excludes negative non-recurring items of 92 million USD in 3Q20 and 969 million USD in 9M20. This includes negative non-recurring items of 54 million USD in 3Q20 and 132 million USD in 9M20 related to costs associated with COVID-19. These costs are mainly related to personal protective equipment for our colleagues and charitable donations.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)

	3Q19	3Q20	9M19	9M20
Net interest expense	-862	-1 032	-2 808	-2 930
Net interest on net defined benefit liabilities	-24	-20	-71	-61
Accretion expense	-168	-123	-455	-414
Mark-to-market	549	-23	1 672	-1 747
Other financial results	-172	-135	-385	-385
Net finance income/(cost)	-677	-1 333	-2 047	-5 537

Net finance cost in 9M20 was negatively impacted by the mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge

	3Q19	3Q20	9M19	9M20
Share price at the start of the period (Euro)	77.84	43.87	57.70	72.71
Share price at the end of the period (Euro)	87.42	46.23	87.42	46.23
Number of equity derivative instruments at the end of the period (millions)	46.9	55.0	46.9	55.0

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)

	3Q19	3Q20	9M19	9M20
Mark-to-market (Grupo Modelo deferred share instrument)	274	-10	830	-739
Other mark-to-market	265	-10	807	-719
Early termination fee of Bonds and Other	42	-462	144	-412
Non-recurring net finance income/(cost)	581	-482	1 781	-1 870

Non-recurring net finance cost includes mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

ab-inbev.com	Press release – 29 October 2020 – 10

Figure 8. Non-recurring equity derivative instruments

	3Q19	3Q20	9M19	9M20
Share price at the start of the period (Euro)	77.84	43.87	57.70	72.71
Share price at the end of the period (Euro)	87.42	46.23	87.42	46.23
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)

	3Q19	3Q20	9M19	9M20
Income tax expense	768	610	2 332	1 102
Effective tax rate	19.4%	33.1%	19.6%	-76.6%
Normalized effective tax rate	22.6%	26.2%	22.8%	37.2%
Normalized effective tax rate before MTM	26.8%	26.0%	27.2%	24.3%

The decrease in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in both 3Q20 and 9M20 is primarily driven by country mix and the positive impact of tax attributes, with taxes applied on a lower base as a result of the COVID-19 pandemic.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)

	3Q19	3Q20	9M19	9M20
Profit attributable to equity holders of AB InBev	3 003	1 039	9 058	-860
Non-recurring items, before taxes	55	92	158	2 888
Non-recurring finance (income)/cost, before taxes	-581	482	-1 781	1 870
Non-recurring taxes	-7	-24	-2	-131
Non-recurring non-controlling interest	14	-12	2	-58
Profit from discontinued operations (recurring and non-recurring)	-73	—	-310	-2 055
Normalized profit attributable to equity holders of AB InBev	2 412	1 578	7 125	1 654
Underlying profit attributable to equity holders of AB InBev	1 870	1 601	5 462	3 407

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)

	3Q19	3Q20	9M19	9M20
Basic earnings per share	1.51	0.52	4.57	-0.43
Non-recurring items, before taxes	0.03	0.05	0.08	1.45
Non-recurring finance (income)/cost, before taxes	-0.28	0.24	-0.90	0.94
Non-recurring taxes	—	-0.01	—	-0.07
Non-recurring non-controlling interest	—	-0.01	—	-0.03
Profit from discontinued operations (recurring and non-recurring)	-0.04	—	-0.16	-1.03
Normalized earnings per share	1.22	0.79	3.59	0.83
Underlying earnings per share	0.94	0.80	2.76	1.71

ab-inbev.com	Press release – 29 October 2020 – 11

Figure 12. Key components - Normalized Earnings per share in USD

	3Q19	3Q20	9M19	9M20
Normalized EBIT before hyperinflation	2.12	1.89	6.26	4.46
Hyperinflation impacts in normalized EBIT	-0.05	-0.01	-0.06	-0.03
Normalized EBIT	2.07	1.88	6.20	4.43
Mark-to-market (share-based payment programs)	0.28	-0.01	0.84	-0.87
Net finance cost	-0.62	-0.66	-1.88	-1.90
Income tax expense	-0.39	-0.32	-1.18	-0.62
Associates & non-controlling interest	-0.12	-0.10	-0.39	-0.22
Normalized EPS	1.22	0.79	3.59	0.83
Mark-to-market (share-based payment programs)	-0.28	0.01	-0.84	0.87
Hyperinflation impacts in EPS	—	—	0.01	—
Normalized EPS before MTM and hyperinflation	0.94	0.80	2.76	1.71

Adoption of Hyperinflation Accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

The impact of hyperinflation in 3Q19 and 3Q20, as well as 9M19 and 9M20, on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation

Revenue	3Q19	3Q20	9M19	9M20
Indexing (1)	40	43	99	70
Currency (2)	-212	-56	-267	-136
Total impact	-172	-13	-168	-66

Normalized EBITDA	3Q19	3Q20	9M19	9M20
Indexing (1)	17	14	41	22
Currency (2)	-91	-15	-105	-36
Total impact	-74	-1	-64	-13
USDARS average rate			42.7441	65.7740
USDARS closing rate			57.5593	76.1720

(1)	Indexation calculated at closing rate
(2)

Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e. 9M20 and 9M19 results at the closing rate on 30 September 2020 and 2019, respectively).

ab-inbev.com	Press release – 29 October 2020 – 12

The 3Q results are calculated by deducting from the 9M results the HY results as published. As a consequence, the South America 3Q20 results are impacted by the restatement of the HY results as follows:

			Currency
South America HY as reported (1)	HY19	Scope	Translation	Organic Growth	HY20
Revenue	4 769	1	-962	-195	3 613
Cost of sales	-1 928	—	456	-254	-1 727
Gross profit	2 841	1	-506	-450	1 886
SG&A	-1 427	-2	317	-94	-1 205
Other operating income/(expenses)	100	—	-9	-37	54
Normalized EBIT	1 514	—	-198	-580	736
Normalized EBITDA	1 976	—	-307	-522	1 146

			Currency
South America HY restated at 9M rates (2)	HY19	Scope	Translation	Organic Growth	HY20
Revenue	4 661	1	-791	-258	3 613
Cost of sales	-1 891	—	377	-210	-1 725
Gross profit	2 770	1	-414	-469	1 888
SG&A	-1 393	-2	265	-76	-1 205
Other operating income/(expenses)	97	—	-10	-35	51
Normalized EBIT	1 474	—	-159	-579	736
Normalized EBITDA	1 919	—	-248	-526	1 143

			Currency
Impact of HY restatement in 3Q results (3)	HY19	Scope	Translation	Organic Growth	HY20
Revenue	-108	—	171	-63	—
Cost of sales	37	—	-79	44	2
Gross profit	-71	—	92	-19	2
SG&A	34	—	-52	18	—
Other operating income/(expenses)	-3	—	-1	2	-3
Normalized EBIT	-40	—	39	1	—
Normalized EBITDA	-57	—	59	-4	-3

(1)

South America HY results with Argentina results reported in Argentinean peso (ARS) restated for year to date June purchasing power converted at HY closing rates of 42.4489 for HY19 and 70.4550 for HY20 results (as reported on 30 July 2020)

(2)

South America HY results with Argentina results reported in ARS restated for year to date September purchasing power converted at September closing rates of 57.5593 for 9M19 and 76.1720 for 9M20 results.

(3)	Impact of restating the HY results under hyperinflation in the 3Q results is calculated as difference between (2) and (1) above

The restatement of HY results at the September purchasing power and 9M closing rate had a negative impact of 63 million USD on revenue and 4 million USD on Normalized EBITDA on the 9M20 reported organic growth and on the 3Q20 reported results. For the 3Q20 performance reporting, these impacts are excluded from organic calculations and are identified separately in the 3Q20 annexes within the column labeled “HY restatement under hyperinflation”. Organic growth percentages for 3Q20 are calculated by considering the “Organic growth” reported in the annexes over the 3Q19 adjusted for the HY19 restatement.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In 9M20, we reported 46 million USD monetary adjustment in the finance line and a negative impact on the profit attributable to equity holders of AB InBev of 8 million USD. This had no impact on normalized EPS in 3Q20 or 9M20.

ab-inbev.com	Press release – 29 October 2020 – 13

Reconciliation between Profit Attributable to Equity Holders and Normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	3Q19	3Q20	9M19	9M20
Profit attributable to equity holders of AB InBev	3 003	1 039	9 058	-860
Non-controlling interests	296	244	883	455
Profit	3 299	1 284	9 941	-405
Discontinued operations results (recurring and non-recurring)	-73	—	-310	-2 055
Profit from continuing operations	3 226	1 284	9 631	-2 460
Income tax expense	768	610	2 332	1 102
Share of result of associates	-31	-48	-94	-81
Net finance (income)/cost	677	1 333	2 047	5 537
Non-recurring net finance (income)/cost	-581	482	-1 781	1 870
Non-recurring items above EBIT (incl. non-recurring impairment)	55	92	158	2 888
Normalized EBIT	4 114	3 754	12 293	8 856
Depreciation, amortization and impairment	1 177	1 138	3 442	3 398
Normalized EBITDA	5 291	4 892	15 735	12 254

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 29 October 2020 – 14

COVID-19 RISK FACTORS

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•

We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•

Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lock down measures in many of these markets, such improvements may be impacted by the implementation of restrictions in certain markets. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of our major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

•

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•

Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

ab-inbev.com	Press release – 29 October 2020 – 15

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations prior to their disposal on 1 June 2020 as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding. 3Q20 and 9M20 EPS is based upon a weighted average of 1 997 million shares compared to a weighted average of 1 982 million shares for 3Q19 and 9M19.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The third quarter 2020 (3Q20) and nine months 2020 (9M20) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2020, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2020 (except for the volume information).

ab-inbev.com	Press release – 29 October 2020 – 16

CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, October 29, 2020:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q20 Results Webcast

Conference call (with interactive Q&A):

AB InBev 3Q20 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: maria.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 29 October 2020 – 17

Annex 1

AB InBev Worldwide	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	143 417	404	—	—	2 791	146 612	1.9%
of which AB InBev own beer	127 254	109	—	—	3 371	130 734	2.6%
Revenue	13 172	27	-850	-63	530	12 816	4.0%
Cost of sales	-5 140	-32	371	44	-498	-5 256	-9.6%
Gross profit	8 032	-5	-479	-19	32	7 561	0.4%
SG&A	-4 193	-2	239	18	-3	-3 942	-0.1%
Other operating income/(expenses)	275	-5	-16	2	-120	135	-43.4%
Normalized EBIT	4 114	-12	-256	1	-92	3 754	-2.2%
Normalized EBITDA	5 291	-10	-338	-4	-45	4 892	-0.8%
Normalized EBITDA margin	40.2%					38.2%	-188 bps

North America	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	29 009	85	—	—	436	29 530	1.5%
Revenue	4 151	16	-11	—	196	4 352	4.7%
Cost of sales	-1 546	-8	3	—	-43	-1 595	-2.8%
Gross profit	2 605	7	-8	—	153	2 758	5.9%
SG&A	-1 147	-6	4	—	-12	-1 161	-1.0%
Other operating income/(expenses)	-12	—	—	—	9	-3	74.9%
Normalized EBIT	1 446	2	-4	—	150	1 594	10.3%
Normalized EBITDA	1 661	2	-4	—	132	1 791	8.0%
Normalized EBITDA margin	40.0%					41.2%	124 bps

Middle Americas	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	33 272	286	—	—	-1 104	32 454	-3.3%
Revenue	2 946	5	-300	—	-7	2 644	-0.2%
Cost of sales	-862	-7	95	—	-74	-848	-8.6%
Gross profit	2 084	-2	-205	—	-81	1 796	-3.9%
SG&A	-792	2	77	—	40	-672	5.0%
Other operating income/(expenses)	60	-1	—	—	-58	1	-97.8%
Normalized EBIT	1 353	—	-127	—	-99	1 126	-7.4%
Normalized EBITDA	1 596	—	-159	—	-63	1 374	-4.0%
Normalized EBITDA margin	54.2%					52.0%	-202 bps

South America	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	31 599	32	—	—	4 641	36 272	14.7%
Revenue	2 055	3	-480	-63	422	1 937	19.5%
Cost of sales	-915	-1	243	44	-335	-964	-35.1%
Gross profit	1 140	2	-238	-19	88	973	7.2%
SG&A	-638	-3	145	18	-76	-553	-11.2%
Other operating income/(expenses)	38	—	-15	2	8	32	18.4%
Normalized EBIT	540	-1	-107	1	20	452	3.4%
Normalized EBITDA	790	-1	-152	-4	-1	631	-0.1%
Normalized EBITDA margin	38.4%					32.6%	-657 bps

ab-inbev.com	Press release – 29 October 2020 – 18

EMEA	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	21 807	-10	—	—	-1 419	20 378	-6.5%
Revenue	1 992	-1	-50	—	-65	1 876	-3.3%
Cost of sales	-854	—	25	—	-55	-884	-6.5%
Gross profit	1 137	—	-25	—	-120	993	-10.6%
SG&A	-745	—	11	—	67	-667	8.9%
Other operating income/(expenses)	103	—	—	—	-62	41	-59.7%
Normalized EBIT	496	—	-14	—	-115	366	-23.3%
Normalized EBITDA	731	—	-22	—	-92	618	-12.5%
Normalized EBITDA margin	36.7%					32.9%	-353 bps

Asia Pacific	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	27 498	26	—	—	135	27 659	0.5%
Revenue	1 819	6	-11	—	24	1 838	1.3%
Cost of sales	-797	1	5	—	-10	-801	-1.2%
Gross profit	1 022	7	-6	—	15	1 037	1.4%
SG&A	-614	-15	3	—	21	-604	3.4%
Other operating income/(expenses)	76	—	-1	—	-22	54	-28.3%
Normalized EBIT	484	-8	-4	—	14	487	2.9%
Normalized EBITDA	638	-8	-4	—	23	650	3.6%
Normalized EBITDA margin	35.1%					35.4%	80 bps

Global Export and Holding Companies	3Q19	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	3Q20	Organic Growth
Total volumes (thousand hls)	231	-16	—	—	102	317	51.0%
Revenue	209	-2	1	—	-41	168	-19.7%
Cost of sales	-166	-18	1	—	19	-165	10.1%
Gross profit	43	-20	2	—	-22	4	-100.9%
SG&A	-258	19	-2	—	-43	-284	-18.2%
Other operating income/(expenses)	9	-4	—	—	5	9	47.3%
Normalized EBIT	-206	-4	—	—	-60	-271	-29.6%
Normalized EBITDA	-126	-3	2	—	-45	-173	-35.5%

ab-inbev.com	Press release – 29 October 2020 – 19

Annex 2

AB InBev Worldwide	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	419 448	1 019	—	-34 278	386 189	-8.2%
of which AB InBev own beer	371 398	600	—	-30 970	341 028	-8.3%
Revenue	38 994	80	-2 320	-2 640	34 114	-6.8%
Cost of sales	-15 092	-100	1 046	-206	-14 352	-1.4%
Gross profit	23 902	-20	-1 274	-2 846	19 762	-11.9%
SG&A	-12 272	2	738	333	-11 199	2.7%
Other operating income/(expenses)	663	-7	-27	-335	293	-50.9%
Normalized EBIT	12 293	-26	-563	-2 848	8 856	-23.1%
Normalized EBITDA	15 735	-19	-825	-2 637	12 254	-16.7%
Normalized EBITDA margin	40.4%				35.9%	-432 bps

North America	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	82 644	211	—	-1 349	81 506	-1.6%
Revenue	11 852	32	-25	29	11 888	0.2%
Cost of sales	-4 414	-19	8	-11	-4 437	-0.2%
Gross profit	7 438	13	-18	18	7 451	0.2%
SG&A	-3 344	-19	9	89	-3 265	2.7%
Other operating income/(expenses)	9	—	—	-22	-13	-253.6%
Normalized EBIT	4 102	-7	-8	86	4 173	2.1%
Normalized EBITDA	4 706	-5	-10	86	4 777	1.8%
Normalized EBITDA margin	39.7%				40.2%	63 bps

Middle Americas	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	97 994	864	—	-14 546	84 313	-14.7%
Revenue	8 681	18	-535	-1 274	6 890	-14.6%
Cost of sales	-2 573	-19	173	117	-2 302	4.5%
Gross profit	6 108	-1	-362	-1 157	4 588	-18.9%
SG&A	-2 275	8	146	192	-1 930	8.5%
Other operating income/(expenses)	115	-7	1	-107	2	-98.8%
Normalized EBIT	3 948	—	-216	-1 072	2 661	-27.1%
Normalized EBITDA	4 633	—	-275	-962	3 396	-20.8%
Normalized EBITDA margin	53.4%				49.3%	-382 bps

South America	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	98 455	47	—	553	99 055	0.6%
Revenue	6 824	4	-1 443	165	5 550	2.4%
Cost of sales	-2 843	-1	699	-545	-2 691	-19.2%
Gross profit	3 981	3	-744	-381	2 860	-9.6%
SG&A	-2 065	-5	463	-151	-1 758	-7.3%
Other operating income/(expenses)	138	—	-24	-28	86	-20.1%
Normalized EBIT	2 054	-2	-305	-560	1 188	-27.3%
Normalized EBITDA	2 765	-2	-459	-528	1 778	-19.1%
Normalized EBITDA margin	40.5%				32.0%	-850 bps

ab-inbev.com	Press release – 29 October 2020 – 20

EMEA	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	62 022	-81	—	-8 011	53 930	-12.9%
Revenue	5 775	-5	-192	-695	4 883	-12.0%
Cost of sales	-2 490	4	105	-57	-2 439	-2.3%
Gross profit	3 285	-1	-87	-752	2 444	-22.9%
SG&A	-2 103	1	74	97	-1 931	4.6%
Other operating income/(expenses)	201	—	-2	-103	96	-51.4%
Normalized EBIT	1 383	—	-14	-759	609	-54.9%
Normalized EBITDA	2 103	—	-49	-722	1 331	-34.4%
Normalized EBITDA margin	36.4%				27.3%	-925 bps

Asia Pacific	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	77 687	4	—	-10 987	66 705	-14.1%
Revenue	5 333	30	-118	-797	4 447	-14.9%
Cost of sales	-2 332	3	54	257	-2 017	11.1%
Gross profit	3 001	33	-64	-539	2 430	-17.8%
SG&A	-1 662	-27	41	83	-1 565	4.9%
Other operating income/(expenses)	163	—	-2	-66	94	-40.9%
Normalized EBIT	1 501	6	-25	-523	959	-34.4%
Normalized EBITDA	1 990	6	-38	-525	1 433	-26.2%
Normalized EBITDA margin	37.3%				32.2%	-497 bps

Global Export and Holding Companies	9M19	Scope	Currency Translation	Organic Growth	9M20	Organic Growth
Total volumes (thousand hls)	647	-26	—	60	681	10.1%
Revenue	528	2	-7	-68	455	-13.0%
Cost of sales	-440	-68	7	33	-467	6.7%
Gross profit	89	-66	1	-35	-11	-131.8%
SG&A	-823	45	5	23	-750	3.1%
Other operating income/(expenses)	38	-1	—	-9	28	-22.2%
Normalized EBIT	-696	-22	6	-21	-733	-3.0%
Normalized EBITDA	-462	-18	5	15	-460	3.2%

ab-inbev.com	Press release – 29 October 2020 – 21